909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Via Email	April 19, 2013
Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Eco Building Products, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed October 15, 2012
Current Report on Form 8-K
Filed July 11, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 19, 2012
Form 10-Q/A for the Quarterly Period Ended December 31, 2012
Filed on February 27, 2013
File No. 0-53875
Registration Statements on Form S-8
Filed February 3, 2012 and June 15, 2012
File Nos. 333-179375 and 333-182135

Dear Sirs,

Enclosed is our response to your March 27, 2013 letter.

Form 10-K for the Fiscal Year Ended June 30, 2012

Business, page 2

1. Please revise your disclosure to discuss any patents, trademarks, licenses and franchises you may hold. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

RESPONSES

Patents: The Company currently has a patent pending filing in the USA and Canada.  Our patent pending Pub file no in USA:  2012/0121809 A1 in Canada our application no: 2,757,126 – The title of our patent pending is as follows: FORMULATION AND PROCESS FOR TREATING WOOD SUBSTRATES.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Trademarks: The Company has not filed formally for any trademarks at this time.
Licensing: The Company has a licensing agreement with Newstar Chemical for the rights to use AF21 fire inhibitor in North America and distribution rights worldwide.  This contract is filed in our 10K section 13 Purchase, Distribution & Services Agreement #2

Franchises: We have 5 affiliates that are approved to produce our Eco Red Shield product in various locations around the USA.  Two of these 5 have a formal agreement in place the others just purchase chemical concentrates and adhere to our quality control program. In section 1 ORGANIZATION the following disclosure is made in regards to affiliates:
The Company has also developed an affiliate coating program that allows lumber companies to coat commodity lumber at their facilities contingent upon their stocking the Company’s inventory and supporting the Company’s products.

Government Regulation, page 10

2. Please revise your disclosure to focus on the regulations to which you and your business are currently subject.

RESPONSES

It is impossible to predict all future government regulation, if any, to which we may be subject until the product has been in production for a period of time. The use of assets and/or conduct of business that we are pursuing will be subject to environmental, public health and safety, land use, trade EPA and other governmental regulations, as well as state and/or local taxation. The finished goods product offered by the Company, Eco Red Shield, falls into the “Treated Article Exemption 40 CFR 152.25(a) as stated by the EPA. The company has taken all necessary steps including legal review of all claims made to assure strict compliance for product claims meeting the treated article exemption. Furthermore compliance with product labeling of all constituents employed in the manufacturing have been reviewed by third party consultants to insure proper use as specified by product manufacturers is in strict compliance with local, state and federal regulations as represented by original manufacturer or supplier published materials.  In acquiring and/or developing businesses in the wood treatment industry, management will endeavor to ascertain, to the extent possible due to its current limited resources, the effects of such government regulation on our prospective business. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of all potential government regulation. The inability to ascertain the complete effect of government regulation on current or future business activity makes our business a higher risk.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Additionally, ECO complies with Rules of the SEC.

Legal Proceedings, page 10

Manhattan Resources Limited, page 11

3. Your disclosure here and elsewhere in your filings about your relationship and apparent dispute with Manhattan Resources Limited and its affiliates is unclear. Please revise your disclosure to clarify the nature of your relationship with Manhattan Resources Limited and its affiliates and the nature of your dispute. In doing so, please focus on material information and avoid immaterial details. To the extent applicable, please refer to the requirements of Item 103 of Regulation S-K.

RESPONSES

ECO Building Products, Inc. (“ECO”) and Manhattan Resources Limited (“MRL”) entered into an Investment Agreement on or about February 14, 2011, wherein MRL agreed to purchase 81,000,000 shares of Common Stock and MRL agreed to pay ECO $5,000,000. Additionally, ECO and MRL executed a Revolving Credit and Warrant Purchase Agreement on or about February 14, 2011 wherein MRL loaned ECO $5,000,000. MRL claims that their percentage of ownership of shares has been diluted. MRL claims ECO is in default on the loan.

Management’s Discussion and Analysis, page 13

Results of Operations for the Year end June 30, 2012 as Compared to the Year ended June 30, 2011, page 14

4. Your results of operations with respect to your revenues and cost of sales is extremely limited and does not give much insight into the acceptance of your product(s) in the marketplace or provide an executive overview with regard to the future of your business. Please revise.

RESPONSES

During fiscal year 2011, we adopted our wood coating chemistry process Eco Red Shield. This changed caused the company to expand into many areas such as research & development, revamp and adaptation of our production equipment, creation of product branding and marketing, increased sales efforts and significant efforts put forth towards building code acceptance of the newly created product. During this period of time the Company sold the value added product with minimal margins in order to promote the acceptance of the product and creation of the product category within the industry. The company created the subsidiary named EBuild & Truss as a vehicle to market acceptance. This division is responsible to provide turn-key framing and fabrication of truss services to the homebuilding market. The Company has been successful obtaining significant contracts with several national

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net homebuilders.  Albeit these contracts provided the company with significant gross revenues the margins in which the contracts were obtained is minimal.  The contracts obtain with minimal margins provided the market with the perception of Eco Red Shield product acceptance.  This is a very key factor in the creation of the full framing package protection that Eco Red Shield coatings offer the homebuilding market. Once a homebuilder chooses to utilize our value added protection we found it very difficult for the homebuilder to switch back to raw lumber.  This is evident from the fact we have completed several phases of master planned communities continually raising the price with EBuild & Truss continually being awarded each subsequent release.  The Company has determined that enough structures have been erected to prove product acceptance. All future contracts contemplated by EBuild & Truss will be bid with sufficient margins to support the operations and return a reasonable net margin customary with market competition. Subsequently year over year the company has tried to continually increase margins as product demand increased. On July 2, 2012 the Company has been successful obtaining a building code approval, ESR-3255, for specific use of the Eco Red Shield technology for wood ingesting organisms including Formosan termites and wood-rot Decay.  This milestone has created a competitive landscape for Eco Red Shield vs. industry standard practice for use of pressure treated lumber therefore allowing the Company the ability to significantly raise the selling price and increase margins as a competitive product to an established industry. Additionally the Company is in negotiations with one of the largest retailers of lumber for sale and distribution through their vast network. This paradigm shift in our core technology of our company resulted in significant impact on our gross profit projections as discussed below. Future sales of Eco Red Shield should start to command a premium price in the market place coupled with operational efficiencies providing a positive impact on the future earnings potential.

Liquidity and Capital Resources, page 14

5. We note your disclosure referring to a $100,000,000 stand by letter of credit subject to conditions and limitations. Please provide a discussion of these conditions and limitations. Refer to Section IV of SEC Release No. 33-8350.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

RESPONSES

On October 15, 2012, Eco filed a 10-K (“October 10-K”).  On page 15, the October 10-K makes reference to a $100 million “standby letter of credit assigned from Insurfinancial Holdings, PLC issued by Bank of China to support the major expansion in the Company’s core business.  This facility credit support will last for four years and will not expire until December 4, 2016.”  This statement made in the October 10-K was accurate, as known by ECOB, at the time that it was made.  The SBLC by design was to provide support to the company to guarantee any credit obtained by the Company from other sources.  The SBLC was limited to provide credit guarantee in the case of a default on behalf of the Company. Thereafter, when issues arose, ECOB in its November 26, 2012 November 10-Q stated, “The Company has not been successful to monetize or obtain a beneficial credit enhancement with vendors or customers or others, relating to the $100 million standby letter of credit (SBLC) with Bank of China or SBLC in several business transactions as it was intended to be useful for.  The Company has not been successful utilizing SBLC to secure credit or raise cash, leaving us in a situation where we are unable to pay any fees relating to the SBLC and the Company has decided to proceed in a way to return the SBLC to the original assignor”.

Report of Independent Registered Accounting Firm, page 18

6. We note the auditors reference Note 2 for a discussion of management’s plans instead of Note 1 which does include disclosure of your plan. Please revise so that the footnote referenced in the auditor’s report is consistent with the footnote containing the disclosure.

RESPONSES

The discussion of management's plan to cope with going concern should be referenced to Note 1 instead of Note 2 of the Notes to Consolidated Financial Statements.  Eco will make changes in the audit opinion at Report of Independent Registered Public Accounting Firm in the restated Form 10-K as of June 30, 2012 which we will file in the next 5-7 business days.

Consolidated Statements of Operations, page 21

7. Your calculated net loss and loss before provision for income taxes is ($10,407,341) for fiscal 2012 however the amount reported is ($11,166,360). Please revise your financial statements and related disclosures as appropriate.

RESPONSES

There are differences in calculated net loss and loss before provision for income taxes disclosed in footnote and the net loss reported on the Consolidated Statements of Operations.  We realized that was an error posted on the Statements of Operations. We addressed the error in the restated Statements of Operations and Note 15, Restatement, of Notes to Consolidated Financial Statements in the restated Form 10-K as of June 30, 2012 which we will file in the next 5-7 business days.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Consolidated Statements of Changes in Stockholders’ Equity (Deficit), page 22

8. Citing for us the relevant accounting literature used please explain in detail how you determined the per share fair value of common stock issued for each issuance in fiscal years 2011 and 2012. Where applicable, explain to us why shares were fair valued less than the prevailing publically traded prices of your common stock.

RESPONSES

In accordance with ASC 718, the fair value of the common stock should be calculated based on the closing price of the stock at the board approval date.  We agree with SEC comment that the shares were fair valued less than the prevailing publically traded prices of the common stock.  Adjustment has been made to reflect the fair value of the stock price based on the board approval date.  The adjustment will affect the stock based compensation on the Consolidated Statements of Operations and the numbers of shares outstanding and additional paid in capital on the Consolidated Balance Sheet, Consolidated Statements of Changes in Shareholders' Equity (Deficit) and Consolidated Statements of Cash Flows in the restated Form 10-K as of June 30, 2012 which we will file in the next 5-7 business days.

9. Please tell us why no par value was assigned to several of the fiscal 2012 share issuances, or revise your financial statements accordingly.

RESPONSES

The Company concurs with SEC comment that each outstanding share should have par value.  Per Consolidated Statements of Changes in Shareholders' Equity (Deficit) in the Form 10-K filed on October 15, 2012, the total outstanding shares as of June 30, 2012 were 290,991,669 and the amount was $216,162.  On January 5, 2012, the Board approved to issue 74.8 million shares to the employees and offices and the shares will be vested in 4 years; however, the Transfer Agent mistakenly issued the entire 74.8 million shares on January 5, 2012 instead of issuing 25% per year.  In order to correct the issue, we asked the Transfer Agent to retired the 56.1 million shares (75% of 74.8 million shares) to 234,861,669 and we changed the amount of common stocks from $216,162 to $234,862 (234,861,669 * $0.001 par value).  The changes will affect the Consolidated Balance Sheet and Consolidated Statements of Changes in Shareholders' Equity (Deficit) in the restated Form 10-K as of June 30, 2012 which we will file in the next 5-7 business days.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

1. Organization and Basis of Presentation, page 26

Going Concern, page 26

10. Please refer to the penultimate paragraph and your statement that you now have the availability of credit. In this regard, we note you had borrowed the entire amount under the line of credit from MRL as of June 30, 2012 and the standby letter of credit issued by the Bank of China is subject to conditions and limitations. Please revise to provide a reasonably detailed discussion addressing your ability or inability to generate sufficient cash to support your operations for the next twelve months and the minimum amount necessary to remove the threat to continuation in business as a going concern. See FRC 607.02.

RESPONSES

As of today’s date, the total credit line from MRL has been utilized.  The company has issued debentures and notes to raise additional capital and support the Company’s operations.  The Company is currently holding purchase orders from a major retail lumber distributor to initiate an introduction of Eco Red Shield products as a test market pilot program to the public.  The intention of the retail lumber distributor is to continue to provide orders to the company in large scale, based on success of the pilot program.  See attached purchase order (which is non-public information) reporting one week turn of Eco Red Shield products on the shelf.  Should the pilot program not prove successful, ability to raise capital and to generate sufficient cash to support operation would be jeopardized.

2.  Summary of Significant Accounting Policies, page 27

Recent Accounting pronouncements, page 31

11. Please tell us what consideration was given to the FASB’s guidance with respect to the presentation of comprehensive income based on your disclosures contained within your September 30, 2012 Form 10-Q or revise your filing.

RESPONSES

In June 2011 the Financial Accounting Standards Board, or FASB, issued guidance regarding the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance is effective on a retrospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company adopted the provisions of this guidance effective July 1, 2012, as reflected in the unaudited condensed consolidated statements of comprehensive income herein.  We will present the Statement of Comprehensive Income as of September 30, 2012 in the restated Form 10-Q as of September 30, 2012 which we will file in the next 5-7 business days.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

7.  Letter of Credit, page 38

12. Tell us and disclose the fees associated with the standby letter of credit and if it is still outstanding. We note your disclosure in your subsequent event footnote of your Form 10-Q filing for the quarterly period ended September 30, 2012, related to your intention to return the standby letter of credit to the assignor. Further, if the standby letter of credit is still outstanding, then tell us how you will account for the option issued to convert the fee into an equity investment(s).

RESPONSES

On October 15, 2012, Eco filed a 10-K.  On page 15, the 10-K makes reference to a $100 million “standby letter of credit assigned from Insurfinancial Holdings, PLC issued by Bank of China to support the major expansion in the Company’s core business.  This facility credit support will last for four years and will not expire until December 4, 2016.”  This statement made in the October 10-K was accurate, as known by the Company, at the time that it was made.  Thereafter, when issues arose, the Company in its November 26, 2012 November 10-Q stated, “The Company has not been successful to monetize or obtain a beneficial credit enhancement with vendors or customers or others, relating to the $100 million standby letter of credit (SBLC) with Bank of China or SBLC in several business transactions as it was intended to be useful for.  The Company has not been successful utilizing SBLC to secure credit or raise cash, leaving us in a situation where we are unable to pay any fees relating to the SBLC and the Company has decided to proceed in a way to return the SBLC to the original assignor”.

The standby letter of credit was not outstanding after October 19, 2012.  However, the Company did grant options to the company which helped Eco Building Products to obtain the standby letter of credit from Bank of China.  Those options were recorded as stock based compensation and were amortized based on the terms of the options.

13. Notwithstanding the above comment, explain to us if the standby letter of credit was conditioned upon MRL surrendering all rights and interests in the Company. If so, then tell us how you reasonably concluded the standby letter was in effect at the time of your Form 10-K filing.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

RESPONSES

On October 15, 2012, Eco filed a 10-K.  On page 15, the 10-K makes reference to a $100 million “standby letter of credit assigned from Insurfinancial Holdings, PLC issued by Bank of China to support the major expansion in the Company’s core business.  This facility credit support will last for four years and will not expire until December 4, 2016.”  This statement made in the October 10-K was accurate, as known by the Company, at the time that it was made.  Thereafter, when issues arose, the Company in its November 26, 2012 November 10-Q stated, “The Company has not been successful to monetize or obtain a beneficial credit enhancement with vendors or customers or others, relating to the $100 million standby letter of credit (SBLC) with Bank of China or SBLC in several business transactions as it was intended to be useful for.  The Company has not been successful utilizing SBLC to secure credit or raise cash, leaving us in a situation where we are unable to pay any fees relating to the SBLC and the Company has decided to proceed in a way to return the SBLC to the original assignor”

Annexed hereto is a fee Agreement between Insurfinancial, Holdings, PLC and Eco Building Products, Inc., dated June 13, 2003, together with worked up notes of a Memorandum, dated July 5, 2012, which lead the Company to conclude that standby letter was in effect at the time of the 10-K filing.

13.  Commitments and Contingencies, page 47

Legal Proceedings, page 49

14. We note you were notified by MRL that you were in default of your Revolving Credit and Warrant Purchase Agreement. Please explain why you did not write off the prepaid loan fees or reclassify the amount due to MRL as a current liability. Please revise your financial statements, or advise us why your financial statements do not reflect the event of default.

RESPONSES

On September 6, 2012 Eco was notified by MRL that Eco was in default of the Revolving Credit and Warrant Purchase Agreement and we have a 45-day period to cure the default.  Even though as of September 6, 2012 we still have not filed the Form 10-K as of June 30, 2012, we did not consider that we had to write off the prepaid loan fees in the amount of $2,087,244 or reclassify the $5.0 million due to MRL as current liability as we still have 45-day until October 20, 2012 to cure the default.  We will discuss the notification of default by MRL on September 6, 2012 in Note 14, Subsequent Events in the Notes to Consolidated Financial Statements in the restated Form 10-K as of June 30, 2012 which we will file in the next 5-7 business days.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

In order to plan to cure the default, we had issued 4,412,517 common shares in the amount of $264,751on October 25, 2012 to cure the default. Subsequently MRL had rejected the shares as a form of payment and the company continues to accrue interest and is still in default of payment to MRL.  Since MRL rejected the shares as a form of payment prior to filing the September 30, 2012, Form 10-Q on November 19, 2012, we have to 1) write off the prepaid loan fees, 2) reclassify the $5.0 million due to MRL as current liability, 3) continue to accrue interest on the $5 million due to MRL in the restated Form 10-Q as of September 30, 2012 which we will file in the next 5-7 business days.

As MRL had rejected the shares as a form of payment to MRL, Eco will 1) write off the prepaid loan fees, 2) reclassify the $5.0 million due to MRL as current liability, 3) reverse the $264,751 accrued interest reversal that we originally believed that MRL would accept as a form of payment and 4) continue to accrue interest on the $5 million due to MRL in the restated December 31, 2012 Form 10-Q which we will file in the next 5-7 business days.

14.  Subsequent Events, page 50

15. Refer to your statement, “[P]reviously, on June 13, 2012, Eco was advised that MRL had accepted Eco’s Offer.” Tell us how you accounted for the acceptance of this offer, and explain to us why, if true, a liability was not recorded for the additional $500,000 interest payable to MRL as of June 30, 2012, or other applicable adjustments made to your financial statements. Please advise us of the settlement talks as of the date of this letter. Lastly, summarize for us what interests MRL and its affiliates held in the Company prior to the settlement offer.

RESPONSES

Regarding to the Subsequent events, page 50, on June 13, 2012, instead of using the word "Eco has advised that MRL had accepted Eco's offer," it will be replaced with “Eco was actually in negotiation with MRL regarding the offer Eco has presented to MRL”.  Eco was negotiating a deal and believed a deal was agreed upon.  However, MRL did not accept Eco's offer on October 25, 2012.  We will rephrase the wording to state the following “Eco was actually in negotiation with MRL regarding the offer Eco has presented to MRL” in Note 14, Subsequent Events in the Notes to Consolidated Financial Statements in the restated Form 10-K as of June 30, 2012 which we will file in the next 5-7 business days.

Controls and Procedures, page 51

16. We note your disclosure controls and procedures were not effective as well as the material weakness you disclosed. Please amend your filing to provide a separate conclusion with regard to your internal control over financial reporting. Refer to Item 308 of Regulations S-K.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

RESPONSES

Under the supervision and with the participation of our management, including our principal executive officer (who is also our Chief Executive Officer), we conducted an evaluation of the effectiveness, as of June 30, 2012 and all interim subsequent periods, of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of such date, our disclosure controls and procedures are not effective due to the material weakness and significant deficiency in internal controls over financial reporting described below.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The material weakness and significant deficiency identified by our management as of March 31, 2013 relates to the ability of the Company to record transactions and provide disclosures in accordance with U.S. GAAP. We did not have sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of U.S. GAAP commensurate with our financial reporting requirements. Our staff needs substantial training to meet the demands of a U.S. public company and our staff’s understanding of the requirements of U.S. GAAP-based reporting are inadequate.

Remediation Initiative

We intend to provide U.S. GAAP training sessions to our accounting team and intend to increase the amount of training that each member of our accounting team receives. The training sessions will be organized to help our corporate accounting team gain experience in U.S. GAAP reporting and to enhance their awareness of new and emerging pronouncements with potential impact over our financial reporting.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit  preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management, including our principal executive officer and principal financial officer, does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Directors, Executive Officers, and Corporate Governance, page 52

Executive Compensation, page 53

17. We note in your financial statements that 74.8 million common shares were issued for employee compensation. Please tell us whether your named executive officers received any of these shares. If they did, please revise your summary compensation table and other disclosures accordingly.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

RESPONSES

Per Board Minutes dated on January 5, 2012, the Board approved to reserve 75 million shares to employees and officers over the course of four years. On June 8, 2012, Transfer Agent issued 74.8 million shares to employees and officers; 62 million to officers and 14.8 million shares to employees.  ECOB decided to issue 25% to employees and officers per year.  However, the Transfer Agent mistakenly issued the entire 74.8 million shares instead of 18.7 million shares on June 8, 2012; ECOB needs to ask the Transfer Agent to retire the 56.1 million outstanding shares.  As the officers are entitled to receive 15.5 million shares (25% of 62 million shares) in the first year, ECOB will calculate the value of the shares based on the fair value of the stock issuance date and disclose it in the summary compensation table and other disclosures accordingly in the restated Form 10-K as of June 30, 2012 which we will file in the next 5-7 business days.

Director Independence, page 57

18. We note your disclosure regarding director independence for the “sole member of your Board of Directors,” Mr. Conboy. However, you specify on page 52 that Mr. Vuozzo is also your Director. Please, revise this section and eliminate the reference to “sole” member throughout the filing, or revise to clarify that Mr. Vuozzo is not a member of your Board of Directors.

RESPONSES

Mark Vuozzo is not a member of the Board of Directors.  He is the Chief Technical Officer and Business Director.  The company has only ever had one board member who is Steve Conboy.  In addition, Mark Vuozzo has acted in the capacity as corporate secretary.

Signatures

19. In addition to the signature of the Registrant, please separately provide the signature of the principal executive officer, principal financial officer, principal accounting officer and a majority of the board of directors or persons performing similar functions. Refer to General Instruction D(2)(a) of Form 10-K.

RESPONSES

As stated above Steve Conboy is the only Executive management in the company and acts in the capacity of CFO as well.  Eveline Tritsch is the Controller however is not considered executive management.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Current Report on Form 8-K Filed July 11, 2012

20. The letter of credit filed as Exhibit 10.2 to the current report contains redactions, but there does not appear to be an order granting confidential treatment for the redacted information. Please promptly amend the current report to file a complete, unredacted version of Exhibit 10.2. If you wish to seek confidential treatment for information in Exhibit 10.2, please refer to Staff Legal Bulletin No. 1A, which is available on our website.

RESPONSES

Attached is a non-redacted version for including in the filing.  The redacted information were the account numbers and were deleted for privacy reasons.

Registration Statement on Form S-8 Filed June 15, 2012 (Reg. No. 333-182135) and
Registration Statement on Form S-8 Filed February 3, 2012 (Reg. No. 333-179375)

21. We note that you filed a registration statement on Form S-8 (Reg. No. 333-179375) on February 3, 2012 and a second registration statement on Form S-8 (Reg. No. 333-182135) on June 15, 2012, both of which were automatically deemed effective on the dates that they were filed.

☐  Each registration statement purports to cover the 10 million shares that are authorized for issuance under your 2012 Employee and Consultant Stock Plan. Given that the February 2012 S-8 already covered the plan shares, please tell us why you filed the June 2012 S-8.

RESPONSES

The shares authorized on the plan filed in February had been utilized or issued to compensate legal support and mainly for the legal fees associated with our lawsuit with BluwoodUSA.  Therefore the company set out to register additional shares to be able to compensate legal efforts moving forward.

☐  We note that both registration statements incorporate by reference your annual report on Form 10-K for the fiscal year ended June 30, 2011. That annual report contains financial statements for your fiscal year ended June 30, 2010. As you were previously advised by the staff, and as you acknowledged to us in your letter to us dated November 15, 2011, a re-audit of the fiscal year ended June 30, 2010 was required in order for you to be able to incorporate by reference into future registration statements the financial statements for your fiscal year ended June 30, 2010. Please tell us whether such a re-audit has occurred. In this regard, we note that no auditor consent covering your 2010 fiscal year was filed with either registration statement.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

☐  If the financial statements for your 2010 fiscal year were not re-audited, please tell us why you believed you were able to file the registration statements and why you believe they comply with applicable financial statement requirements.

RESPONSES

When ECO filed the S-8 registration, ECO, went back one year in reference to financial auditing.  We refer to the December 7, 2011 letter (copy annexed) and believe that this letter was acceptable as filed on December 7, 2011.

☐  Please tell what offers and sales you have made pursuant to the registration statements. For each registration statement, please provide us with the dates of all offers and sales, the number of shares sold, in the aggregate and on a per purchaser basis, and the names of the purchasers. In this regard, we note disclosure on page 12 of your annual report for the fiscal year ended June 30, 2012, that of the 10 million shares issuable under the 2012 Employee and Consultant Stock Plan, seven million remain available for issuance, which suggests that up to 3 million shares may have been issued in transactions covered by the registration statements.

RESPONSES

1/10/2012	504	The Rossi Law Group (S-8 Shares)	0.09	829,731

2/6/2012	507	The Rossi Law Group (S-8 Shares)	0.10	1,000,000

2/22/2012	519	The Rossi Law Group (S-8 Shares)	0.10	1,000,000

3/1/2012	521	The Rossi Law Group (S-8 Shares)	0.10	1,000,000

3/13/2012	533	The Rossi Law Group (S-8 Shares)	0.11	1,000,000

3/15/2012	535	The Rossi Law Group (S-8 Shares)	0.11	1,000,000

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

3/22/2012	537	The Rossi Law Group (S-8 Shares)	0.09	1,000,000

4/2/2012		The Rossi Law Group (S-8 Shares)	0.1	833,333

4/4/2012		The Rossi Law Group (S-8 Shares)	0.10	1,000,000

4/5/2012		The Rossi Law Group (S-8 Shares)	0.09	833,333

4/12/2012		The Rossi Law Group (S-8 Shares)	0.10	1,000,000

5/3/2012		The Rossi Law Group (S-8 Shares)	0.08	2,000,000

6/19/2012		The Rossi Law Group (S-8 Shares)	0.14	2,000,000

				14,496,397

Form 10-Q for the Quarterly Period Ended September 30, 2012

5. Notes Payable, page 12

22. We note you issued several convertible notes in the quarter ended September 30, 2012. For each issuance tell us, and revise to disclose the relevant terms of each of the issuances. Further tell us and disclose how you accounted for each issuance citing for us the relevant accounting literature used.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

RESPONSES

During the quarter ended September 30, 2012, ECO issued several convertible notes.  We analyzed all the conversion options embedded in the convertible notes for derivative accounting consideration under ASC 815, Derivatives and Hedging, and determined that the instruments embedded in the convertible promissory notes should be classified as liabilities and recorded at fair value due to their being no explicit limit to the number of shares to be delivered upon settlement of the conversion options.  Because the number of shares to be issued upon settlement of the above referenced convertible promissory notes cannot be determined under this instrument, we cannot determine whether it will have sufficient authorized shares at a given date to settle any other future share instruments.   On the date the notes became convertible, the conversion options were classified as derivative liabilities at their fair value.  We used the Black Scholes Option Pricing Model to value our option based derivatives.  As the conversion options were classified as derivative liability, ECO needs to perform mark-to-market analysis during the quarter ended September 30, 2012 to determine a gain or loss on the change in the value.    We will disclose how do we account for each issuance citing the relevant accounting literature used and the accounting impact on Note 5, Notes Payable of Notes to Consolidated Financial Statements in the restated Form 10-Q as of September 30, 2012 which we will file in the next 5-7 business days.

Form 10-Q/A for the Quarterly Period Ended December 31, 2012

6. Notes Payable, page 7

23. We note with regard to several issuances of your convertible notes you disclose the beneficial conversion feature is immaterial and you decided not to record the beneficial conversion feature on your financial statements for the six months ended December 31, 2012. Please tell us the amount you decided not to record for each applicable financing. In addition, please tell us what consideration was given to SAB Topic
1:M(2).

RESPONSES

During the quarter ended December 31, 2012, ECO issued several convertible notes.  We analyzed all the conversion options embedded in the convertible notes for derivative accounting consideration under ASC 815, Derivatives and Hedging, and determined that the instruments embedded in the convertible promissory notes should be classified as liabilities and recorded at fair value due to their being no explicit limit to the number of shares to be delivered upon settlement of the conversion options.  Because the number of shares to be issued upon settlement of the above referenced convertible promissory notes cannot be determined under this instrument, we cannot determine whether it will have sufficient authorized shares at a given date to settle any other future share instruments.   On the date the notes became convertible, the conversion options were classified as derivative liabilities at their fair value.  We used the Black Scholes Option Pricing Model to value our option based derivatives.  As the conversion options were classified as derivative liability, we have to perform mark-to-market analysis for those convertible notes that have not been converted during the quarter ended December 31, 2012 to determine a gain or loss on the change in the value.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

There are certain notes payable were converted resulting in settlement of the related derivate liabilities.  We re-measured the embedded conversion options at the fair value on the date of settlement and recorded these amounts to additional paid-in-capital.  ECO will disclose how do we account for each issuance citing the relevant accounting literature used and the accounting impact including any impact on beneficial conversion features, if any on Note 6, Notes Payable of Notes to Consolidated Financial Statements in the restated Form 10-Q as of December 31, 2012 which we will file in the next 5-7 business days.

*                       *                         *

☐ The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Steve Conboy
Steve Conboy, CEO & CFO

中国银行
BANK OF CHINA

STANDBY LETTER OF CREDIT #3

We, Bank of China Beijing, address at No. 1, Fuxingmen Nei Dajie, Beijning 100818, China, SWIFT Code, BKCHCNBJ, on behalf of Ms. Cui Ning, with address at No. 60 Pi Ku Hu Tong, Xi Cheng, Qu Beijing, China, and with account number 0128758010593897-117 (hereinafter referred to as "The Guarantor") hereby unconditionally and irrevocably issue this Standby Letter of Credit in favor of the Beneficiary: InsurFinancial Holdings PLC (Reg:05846021), Level 17, Dashwood House, 69 Old Broad Street, London WEC2M 1QS, United Kingdom (hereinafter referred to as "The Borrower") for the maximum amount of: USD$100,000,000.00 (One Hundred Million United States dollars, only). The credit represents and covers the due and unpaid of the principal, interest, fees and banking charges owed by the GUARANTOR to you under the loan agreement (hereinafter referred to as the 'Guaranteed Sums').

Payment is available upon presentation of authenticated Swift message certify that the amount claimed under this Standby Letter of Credit No. 0128758010593897-117-3 represents and covers the unpaid indebtedness, interests and other charges, that will be payable and callable at counters of our bank, Bank of China, Head Office, with address at No.1 Fuxingmen Nei Dajie, Beijing 100818, China, SWIFT Code BKCHCNBJ,, arising out of its granting Loan Facility to the Borrower, up to the above mentioned amount of USD$100,000,000.00 (One Hundred Million United States Dollars, only).

Document Required:

Your draft(s) at sight drawn on us, bearing the clause "Drawn under irrevocably Standby Letter of Credit No. 0128758010593897-117-3 first written demand via SWIFT stating that the GUARANTOR failed to repay all or part of the Guaranteed Sums due or becoming due for any reason whatsoever.

We engage with you that the draft drawn under and in compliance with the terms of this credit shall be duly honoured on due presentation to us and we shall pay you within 7 banking days, after receipt of the above mentioned documents the amount specified in your draft(s) drawn on us.

Except as expressly stated herein, this undertaking is not subject to any contract, agreement, condition or qualification. "The obligation and liabilities of us under this credit shall be independent.

Any amount claimed your bank under this credit shall be determined using the USD buying rate of your bank on the date(s) of drawing by your bank under the credit.

This credit will came into effect on the issuing date hereof and shall be binding on us as a continuing guarantee until 17:00 GMT on 12/04/2016 at your counters.

Except so far as otherwise expressly stated, this credit is subject to the Uniform Customs and Practice for Documentary Credit 1933 revision of the International Chamber of Commerce Publication No. 500.

FOR AND ON BEHALF OF BANK OF CHINA, BEIJING

ZhanYongYing
Vice President
Code Number :0076

Yang Wen Hai
Director of Business Dept
Code Number: 0013

TEL: (86) 10 6659 6688
SWIFT NO: BKCHCNBJ
HEAD OFFICE : NO: 1 FUXINGMEN NEI DAJIE, BEIJING 100818, CHINA

FEE AGREEMENT BETWEEN INSURFINANCIAL HOLDINGS, PLC and ECO BUILDING PRODUCTS, INC.

June 13, 2012

InsurFinancial Holdings , PLC Agency Agreement ("Agreement") sets forth the binding terms and conditions, between InsurFinancial Holdings , PLC, a United Kingdom company ("Company") and ECO Building Products , Inc. a Colorado Corporation (ECO). ECO has appointed Steve Conboy as attorney-in-fact for ECO to sign all related documents for this Proposed Transaction and The Company has appointed James E. Patterson as attorney-in-fact for the Company to sign all related documents for this Proposed Transaction. Company and ECO may be referred to herein, individually, as a "Party" and, collectively, as the "Parties" with respect to this Agreement.

WITNESSETH:

WHEREAS , the Parties entered into an agreement on June 13, 2012 referred to as "Stand by Only Credit Facility SBLC ("SBLC Agreement"), and

WHEREAS , with respect to a proposed transaction in which the Company and ECO will participate in a business relationship in which the Company will arrange for the issuance of a Stand By Letter Of Credit (for which the term s, conditions and language are included in Exhibit A of the Agreement) in the amount of USD One Hundred Million Dollars ($100,000,000) ("SBLC ") to be used to guarantee performance under a cred it facility that ECO have entered into to be exclusively used for trading (buying, selling, arranging for the purchase or sale as Principal or Agent) in wood related commodities ("Trading").

WHEREAS , this Agreement is specifically being issued to address ECO Building Products Inc . located at 909 West Vista Way , Vista, California 92083 and represented by Steve Conboy its CEO, as it relates to Trading Wood Products. No other areas of business outside the scope of Trading are subject to the transaction (s) contemplated in this Agreement and the use of the SBLC will be limited to only guaranteeing the financing associated with the Trading activities.

WHEREAS, ECO represents that it will have an agreement in place with its major investor to redeem to the treasury of the company al l issued and outstanding shares and warrant s held by said shareholder .

WHEREAS, ECO desires to represent The Company's interest, as approved by the Company in advance, in placing SBLC's that are under the Company's control to entities that need to provide additional balance sheet surety in completing financing transactions relating to their business, and

WHEREAS, the Company has complete underwriting authority in any transaction presented to it by ECO in respect to the SBLC's and would never be in a position where a verbal or written communication prior to a n executed agreement would be considered an obligation of the Company;

NOW, THEREFORE , in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, and in order to consummate this Agreement.

1.       StandBy Letters of Credit.

(a)     Terms. The Company agrees to provide;
a Standby Letter of Credit ("SBLC") for $ 100,000,000 to be utilized by ECO as set forth and attached as Exhibit A to this Agreement.

(b)      The Closing and Closing Date. The Closing of the Transaction contemplated by this Agreement shall take place on or before June 20, 2012 "Closing Date".

2.       Representations and Warranties Concerning the Transaction.

(a)     Representations and Warranties of ECO. ECO represents and warrants to the Company that the statements contained in this §2(a) are correct and complete as of the elate of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §2(a)).

(i)      Authorization of Transaction. ECO has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of ECO, enforceable in accordance with its terms and conditions. ECO will give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency or creditors in order to consummate the transactions contemplated by this Agreement.

(ii)    Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation , rule, injunction, judgment , order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Company or its Director 's are subject or any provision of its charter or bylaws or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Agreement, contract, lease, license, instrument, or other arrangement to which the Company is a party or by which it is bound or to which any of its assets are subject.

(iii)   Good Faith Negotiations. Per this Agreement, ECO has entered into negotiations with the Company to finalize the terms and conditions of this ECO agreement.

(iv)   Disclosure of information. Subject in part to the truth and accuracy of the representations and warranties of Company, ECO acknowledges that it has directy, or indirectly through its sources, examined the signatory and sources of the funds of the SBLC an d is satisfied with its findings, and has evaluated the merits and risks of the Transaction.

(b)     Representations and Warranties of The Company. The Company represents and warrants to ECO that the statements contained in this §2(b) are correct and complete as of the elate of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §2(b)).

(i)     Organization of The Company. The Company is a United Kingdom company duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization.

(ii)   Authorization of Transaction. The Company has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions. The Company will give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

(iii)  Non contravention. Neither the execution and the deli very of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment , order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Company is subject or an y provision of its charter or bylaws or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any pa1ty the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement , contract, l ease, license, instrument , or other arrangement to which The Company is a party or by whi.ch it is bound or to which any of its assets is subject.

(iv)  Disclosure of Information. Subject in part to the truth and accuracy of the representations and warranties of ECO, the Company acknowledges that it has received al l the information it considers necessary or appropriate for deciding whether to approve the proposed Transaction. The Company further represents that its representatives have had an opportunity to ask quest ion s and receive answers from ECO regarding the terms and conditions of the Transaction, and has evaluated the merits and risks of the Transaction.

(v)   Good Faith Negotiations. Per this Agreement , the Company has entered into negotiations with ECO to finalize the terms and conditions of this ECO Agreement.

3.       Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing.

(a)      General. In case at any time after the Closing a n y further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instrument s and documents) as any other Party reasonably m ay request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefore).

(b)     Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, h earing, investigation, charge, complaint, cl aim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) an y fact, situation, circumstance, status, condition , activity, practice , plan, occurrence , event, incident, action, failure to act, or transaction on or prior to the C losing Date, the other Parties will cooperate with counsel in the contest or defense, make available their personnel , and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense , all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefore as described below).

4.       Conditions and Obligation to Close.

(a)      Conditions and Obligations of the Company. The obligation of the Company to consummate the transactions to be performed by it in connect i on with the closing is subject to satisfaction of the following conditions:

(i)      the representations and warranties set fo1th above shall be true and correct in all material respects at and as of the Closing Date;

(ii)     the Company shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iii)    all actions to be taken by the Company in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to ECO.

(b)     Conditions and Obligations of ECO. The obligation of ECO to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i)      the representations and warranties set forth above shall be true and correct in all material respects at and as of the Closing Date;

(ii)     ECO shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iii)    ECO and the Company shall have received all necessary approvals to effectuate this Agreement;

5.        Remedies for Breaches of This Agreement.

(a)      Survival of Representation and Warranties.   All of the representations and warranties of ECO contained above shall survive the Closing hereunder and continue in full force and effect for the term of this Agreement.

(b)      Indemnification Provisions for Benefit of The Company. In the event ECO breaches any of its representations , warranties, and covenants contained herein, provided that the Company makes a written claim for indemnification against ECO, then ECO agrees to indemnify the Company from and against al l damages, expenses, legal fees and costs of court the Company may suffer after the date of the claim for indemnification resulting from, arising out of, relating to, in the nature of, or caused by the breach; provided, however, that ECO shall not have any obligation to indemnify the Company from and any claims resulting from , arising out of, relating to, in the nature of, or caused by the breach of any representation or warranty of the Company contained above until t h e Company has suffered adverse consequences by reason of all such breaches.

6.       Termination.

a)	Termination of Agreement. The Parties m ay terminate this Agreement at any time prior to the
Closing if mutual written con sent is given by all Parties.

b)
The Company's Termination. The Company may terminate this Agreement by giving written notice to ECO at any time prior to the Closing in the event any of the Company or ECO have breached any material representation , warranty, or covenant contained in this Agreement in any material respect, The Company has notified ECO of the breach , and the breach has continued without cure for a period of 30 days after the notice of breach or,

c)
ECO Termination. ECO may terminate this Agreement by giving written notice to the Company at any time prior to the Closing Date, in the event the Company has breached any material representation, warranty, or covenant contained in this Agreement or as required in the Exhibits herein, and if ECO has notified the Company of the breach, and the b reach has continued without cure for a period of 30 business days after the notice of breach .

d)	The Company or ECO may also make a claim for indemnification and reimbursement of attorneys' and accountants fees as described above.

e)	ECO will be obligated to return the SBLC to the Company upon any termination under this Agreement.

7.       Miscellaneous.

a.
Press Releases and Public Announcements and Confidentiality. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written mutual approval of the Buyer and the Seller.

b.	No Third -Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Pa1ties and their respective successors and permitted assigns.

c.
Entire Agreement. This Agreement constitutes the entire Agreement among the Parties and supersedes any prior under standings, agreements , or representations by or among the Pa1ties, written or oral, to the extent they related in any way to the subject matter hereof.

d.	Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.

e.
Counterparts. This Agreement may be executed in one or more counterparts , each of which shall be deemed an original but all of which together will constitute one and the same instrument, and the Parties will accept their respective facsimile signatures for this Agreement, and any notices or demands in the future.

f.	Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

g.
Notices. All notices, requests, demands, claims, and other communication s hereunder will be in writing. Any notice , request, demand, claim , or other communication hereunder shall be deemed duly give n if (an d then two business clays after) it is sent by registered or certified mail, return receipt requested, postage prepaid , and addressed to the intended recipient as set forth below:

h.
Legal and Financial Indemnification. ECO shall hold the Company free and harmless, and agree to cover all financial liability, from any obligations, costs, cl aims, lawsuits or legal actions, judgments, attorneys' fees, and attachments arising from or growing out of any potential conflicts that may arise as a result of this agreement.

If to ECO:	If to the Company:

ECO Building Products, Inc.	InsurFinancial Holdings PLC
909 West Vista Way	201 N. Cleveland Massillon Rd.
Vista, California 92083	Akron, Ohio 44333

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery , expedited courier, messenger service , telecopy, telex, ordinary mail, or electronic mail ), but no such notice, request, demand, claim , or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth. Facsimile signatures will be accepted for this Agreement and its Exhibits.

(i)      Governing Law.  This Agreement shall be governed by and construed in accordance with the domestic laws of the United Kingdom without giving effect to any choice or conflict of law provision or rule. Any dispute regarding this Agreement shall be determined in a court of competent jurisdiction located in London, United Kingdom. Both Parties consent to submit any disputes related to this Agreement, first to mediation, and then to arbitration, and then to the jurisdiction of the United Kingdom.

(j)     Amendments and Waivers.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or coven ant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(k)      Severability.   Any term or provision of this Agreement that is invalid or unenforceable in an y situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms an d provisions hereof or the validity or enforceability of the offend in g term or provision in an y other situation or in any other jurisdiction.

(l)     Confidentiality.   The Parties will not, during the term of this agreement, use or disclose to any third party, the other Party's confidential information for a n y purpose other than the performance of services on behalf of the other. Confidential information means any specifically marked confidential proprietary information, clients and any potential Contracting Party that may benefit under this agreement, technical data, trade secrets or know -how or the disclosure of the identity of the Company. Confidential inform at ion shall not include information which 1) is known to each party prior to disclosure by each other, 2) has become publicly known and become generally available through no fault of the other party, or 3) has been rightfully received by either party from a third party who is authorized to make such disclosure.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on June 13, 2012.

FOR ECO

Witness

Signature:	/s/ Steve Conboy	Signature:	/s/ Mark Vuozzo
By: Steve Conboy		Print Name:	Mark Vuozzo
President CEO

ECO Building Products, lnc.
909 West Vista Way
Vista California 92083
(T) 760-732-5826
(F) 800-516-1349
www.ecob.net

FOR THE COMPANY

Witness

Signature:	/s/ James E. Patterson	Signature:	/s/ Peter Dove
By: James Patterson		Witness	Peter Dove
Director

InsurFinancial Holdings PLC
Reg: 5846021
Level 17
Dashwood House
69 Old Broad Street
London EC2M 1QS
(44) 0207 786 6974 (T)
(44) 0207 256 4050 (F)
Email: insurfinance@att.net
www.insurfinancialholdings.com

Exhibit A
InsurFinancial, PLC I ECO Building Products Inc., Fee Agreement dated June 13th, 2012

TERMS FOR THE STAND-BY LETTER OF CREDIT

InsurFinancial ("Company") will provide ECO Building Products Inc. ("ECO") with a Stand-by Letter of Credit ("SBLC") in the amount agreed upon in as stated in the Fee Agreement or any other amount that is mutually agreed upon. The SBLC will generally include the following terms:

1.	The SBLC will be utilized by ECO or its assign as an asset to strengthen its balance sheet and to guarantee the performance of ECO.

2.	SBLC Facilitation Fee - ECO will pay the Company an annual fee ("Facilitation Fee") in the amount of five million dollars ($5,000,000) on each Payment Date for the Term of the Agreement.

a.	The first payment will be equal to the amount of five percent (5%) of the amount placed at risk by ECO. This payment will be due 120 days after the liability is created by ECO.
b.	For additional risk placement against the SBLC, an additional payment equal to the amount of five percent (5%) will be due 120 days after that liability is created by ECO.
c.	Beginning with the second year the SBLC amount shall be reset at the sole option of the Company to the maximum amount exposed and paid for in the prior year.
d.
Any risk exposure at the beginning of the second year and every subsequent year thereafter, an immediate fee of five percent (5%) will due in 120 days. Additional risk exposure during any year will be equal to Section 2.b. of the Exhibit A.

e.	This Annual Facilitation Fee will last for the entire four (4) year term of this Agreement. A year shall be defined as 12 months from the date of this Agreement.
f.	"Placed at Risk" i s defined as any liability of ECO reported in their financial reporting.
g.
ECO shall grant the Company the irrevocable right to accept any portion of its earned fee in the form of restricted common stock of ECO, its successors or assigns. The price for this stock shall be 20% above the three month trailing closing price average for the stock.

3.
Payment Date - The "Payment Date" associates with the Facilitation Fee due under this Agreement will be the 120 day of the exposed risk to the SBLC, if that date is not a business day then the date will be the follow in g business day providing banks are open .

4.
Upon closing of the Fee Agreement InsurFinancial will cause The Bank of China to provide ECO or its assign with the SBLC with normal and customary commercial terms which has already been presented; however must pass final acceptance by ECO which will occur no later than June 30 2012.

5.
Term of the Agreement: The SBLC will be made available to ECO or its assign under this Agreement for the term of the Agreement which is four (4) years . At the end of this Agreement, the SBLC will be returned to InsurFinancial Holdings, PLC.

PATRICK  J. NEMAN
Attorney at Law

201 N. Cleveland-Massillon Road	Tel: (330) 618-5035
Akron, Ohio 44333	pjneman@roadrunner.com

September 21, 2012

ECO Building Products
Attn:  Steve Conboy

Dear Mr. Conboy:

Please be advised that I am the General Counsel for InsurFinancial Holdings, Ltd., which issued a $100 million standby letter of credit to your company as security against liabilities.

This letter is to authenticate that you have the right to assign any part or all of said standby letter of credit for the purpose of obtaining credit and/or a line of credit from a financial institution. There are no restrictions as to your right of assignment of any portion of the letter of credit under the terms or conditions of the standby letter of credit.

If there are any questions, please feel free to call.

Very truly yours,

/s/ Patrick J. Neman

Patrick J. Neman

PJN/lg

THE HOME DEPOT
PURCHASE ORDER

PAGE 1
04/19/2013

TO
SUPPLIER: 12473 ECO BUILDING PRODUCTS, I
909 W VISTA WAY

VISTA CA 92083
UNITED STATES
PO FAX 7607325845
PHONE 7607325826
(STORE #: 902)

SHIP
TO : 902 LAKEWOOD
1900 SHORROCK RD

LAKEWOOD NJ 08701
UNITED STATES

FROM
BYO: 3 NORTHEAST
3096 HAMILTON BLVD

S. PLAINFIELD NJ 07080
UNITED STATES

PHN 7327521700

P.O. NBR : 02985546
DEPT : 21 LUMBER

MKT NBR : 15 NEW JERSEY

DC PEG NBR: 03900015 USER ID: HOT PO

ARRIVE ON : 06/03/2013
CANCEL BY : 06/14/2013
P.O. NOTE : RQST 67563703 - Eco Red Initial Host

DISCOUNTS:

SKU NBR	SKU DESCRIPTION	MBF COST	UNIT COST	EXT COST	ORD QTY	SUPPLIER PART #	UNIT	PACK
1000-007-930	2X4-96" ECO RED		3.8933	1,716.95	441	1000007930	EA	147
1000-007-989	2X4-10FT ECO RED		4.4734	1,972.77	441	1000007989	EA	147
1000-007-991	2X4-12FT ECO RED		5.4080	2,384.93	441	1000007991	EA	147
1000-007-992	2X6-10FT ECO RED		6.7300	1,817.10	270	1000007992	EA	90
1000-007-994	15/32 4X8 RTD SHTG 4 PLY-ECO RED		21.7920	3,595.68	165	1000007994	EA	33
1000-007-995	23/32" 4'X8' SIF T/G DF - ECO RED		31.7440	3,491.84	110	1000007995	EA	22

P.O.NBR 02985546 STR/DC: 902 GROSS TOTAL COST: 14,979.27 TOTAL DISCOUNTS: 0.00 FINAL COST: 14,979.27
TOTAL RETL: 16,797.99

ALL TERMS AND CONDITIONS OF THE SUPPLIER BUYING AGREEMENT BETWEEN SUPPLIER AND THE HOME DEPOT ARE EXPRESSLY INCORPORATED HEREIN.

Date: 4/19/2013 12:04 PM
From: The Home Depot
Page: 2 of 2

Date: 4/19/2013 12:04 PM
From: The Home Depot
Page: 2 of 2

THE HOME DEPOT
PURCHASE ORDER

PAGE 1
04/19/2013

TO
SUPPLIER: 12473 ECO BUILDING PRODUCTS, I
909 W VISTA WAY
VISTA CA 92083
UNITED STATES
PO FAX 7607325845
PHONE 7607325826
(STORE #: 6152)

SHIP TO: 6152 STARRETT CITY
579 GATEWAY DRIVE
BROOKLYN NY 11239
UNITED STATES

FROM
BYO: 3 NORTHEAST
3096 HAMILTON BLVD
S. PLAINFIELD NJ 07080
UNITED STATES
PHN 7327521700

P.O. NBR : 52987494
DEPT : 21 LUMBER
MKT NBR : 116 NEWYK CITY
DC PEG NBR: 03900116
USER ID: HOT PO

ARRIVE ON : 06/03/2013
CANCEL BY : 06/14/2013
DISCOUNTS:
P.O. NOTE : RQST 67563703 - Eco Red Initial Host

SKU NBR	SKU DESCRIPTION	MBF COST	UNIT COST	EXT COST	ORD QTY	SUPPLIER PART #	UNIT	PACK
1000-007-930	2X4-96" ECO RED		3.8933	1,716.95	441	1000007930	EA	147
1000-007-989	2X4-10FT ECO RED		4.4734	1,972.77	441	1000007989	EA	147
1000-007-991	2X4-12FT ECO RED		5.4080	2,384.93	441	1000007991	EA	147
1000-007-992	2X6-10FT ECO RED		6.7300	1,817.10	270	1000007992	EA	90
1000-007-994	15/32 4X8 RTD SHTG 4 PLY-ECO RED		21.7920	3,595.68	165	1000007994	EA	33
1000-007-995	23/32' 4'X8' SIF T/G DF - ECO RED		31.7440	3,491.84	110	1000007995	EA	22

P.O.NBR 52987494 STR/DC: 6152 GROSS TOTAL COST: 14,979.27 TOTAL DISCOUNTS: 0.00 FINAL COST: 14,979.27
TOTAL RETL: 16,797.99

ALL TERMS AND CONDITIONS OF THE SUPPLIER BUYING AGREEMENT BETWEEN SUPPLIER AND THE HOME DEPOT ARE EXPRESSLY INCORPORATED HEREIN.

**** END OF PURCHASE ORDER ****

PAGE 1
04/19/2013

THE HOME DEPOT
PURCHASE ORDER

TO
SUPPLIER: 12473 ECO BUILDING PRODUCTS, I
909 W VISTA WAY

VISTA CA 92083
UNITED STATES
PO FAX 7607325845
PHONE 7607325826
(STORE #: 907)

SHIP TO : 907 W LONG BRANCH
310 STATE HWY 36 STE 100

WEST LONG BRANCH NJ 07764
UNITED STATES

FROM
BYO: 3 NORTHEAST
3096 HAMILTON BLVD

S. PLAINFIELD NJ 07080
UNITED STATES

PHN 7327521700

P.O. NBR : 07985546
DEPT : 21 LUMBER

DC PEG NBR: 03900015 USER ID: HOT PO

MKT NBR : 15 NEW JERSEY

ARRIVE ON : 06/03/2013
CANCEL BY : 06/14/2013
P.O. NOTE : RQST 67563703 - Eco Red Initial Host

DISCOUNTS:

SKU NBR	SKU DESCRIPTION	MBF COST	UNIT COST	EXT COST	ORD QTY	SUPPLIER PART #	UNIT	PACK
1000-007-930	2X4-96" ECO RED		3.8933	1,716.95	441	1000007930	EA	147
1000-007-989	2X4-10FT ECO RED		4.4734	1,972.77	441	1000007989	EA	147
1000-007-991	2X4-12FT ECO RED		5.4080	2,384.93	441	1000007991	EA	147
1000-007-992	2X6-10FT ECO RED		6.7300	1,817.10	270	1000007992	EA	90
1000-007-994	15/32 4X8 RTD SHTG 4 PLY-ECO RED		21.7920	3,595.68	165	1000007994	EA	33
1000-007-995	23/32' 4'X8' SIF T/G DF - ECO RED		31.7440	3,491.84	110	1000007995	EA	22

P.O.NBR 07985546 STR/DC: 907 GROSS TOTAL COST: 14,979.27 TOTAL DISCOUNTS: 0.00 FINAL COST: 14,979.27
TOTAL RETL: 16,797.99

ALL TERMS AND CONDITIONS OF THE SUPPLIER BUYING AGREEMENT BETWEEN SUPPLIER AND THE HOME DEPOT ARE EXPRESSLY INCORPORATED HEREIN.

Date: 4/19/2013 12:04 PM
From: The Home Depot
Page: 2 of 2

Date: 4/19/2013 12:04 PM From: The Home Depot Page: 2 of 2

THE HOME DEPOT
PURCHASE ORDER

PAGE 1
04/19/2013

TO
SUPPLIER: 12473 ECO BUILDING PRODUCTS, I
909 W VISTA WAY

VISTA CA 92083
UNITED STATES
PO FAX 7607325845
PHONE 7607325826
(STORE #: 951)
P.O. NBR : 51985546
DEPT : 21 LUMBER

SHIP TO : 951 MANAHAWKIN
197 ROUTE 72 WEST

STAFFORD TOWNSHIP NJ 08050
UNITED STATES

MKT NBR : 15 NEW JERSEY

FROM
BYO: 3 NORTHEAST
3096 HAMILTON BLVD

S. PLAINFIELD NJ 07080
UNITED STATES

PHN 7327521700

DC PEG NBR: 03900015 USER ID: HOT PO

ARRIVE ON : 06/03/2013
CANCEL BY : 06/14/2013
P.O. NOTE : RQST 67563703 - Eco Red Initial Host

DISCOUNTS:

SKU NBR	SKU DESCRIPTION	MBF COST	UNIT COST	EXT COST	ORD QTY	SUPPLIER PART #	UNIT	PACK
1000-007-930	2X4-96" ECO RED		3.8933	1,716.95	441	1000007930	EA	147
1000-007-989	2X4-10FT ECO RED		4.4734	1,972.77	441	1000007989	EA	147
1000-007-991	2X4-12FT ECO RED		5.4080	2,384.93	441	1000007991	EA	147
1000-007-992	2X6-10FT ECO RED		6.7300	1,817.10	270	1000007992	EA	90
1000-007-994	15/32 4X8 RTD SHTG 4 PLY-ECO RED		21.7920	3,595.68	165	1000007994	EA	33
1000-007-995	23/32" 4'X8' SIF T/G DF - ECO RED		31.7440	3,491.84	110	1000007995	EA	22

P.O.NBR 51985546 STR/DC: 951 GROSS TOTAL COST: 14,979.27 TOTAL DISCOUNTS: 0.00 FINAL COST: 14,979.27
TOTAL RETL: 16,797.99

ALL TERMS AND CONDITIONS OF THE SUPPLIER BUYING AGREEMENT BETWEEN SUPPLIER AND THE HOME DEPOT ARE EXPRESSLY INCORPORATED HEREIN.

**** END OF PURCHASE ORDER ****

Date: 4/19/2013 12:04 PM
From: The Home Depot

THE HOME DEPOT
PURCHASE ORDER

PAGE 1
04/19/2013

TO
SUPPLIER: 12473 ECO BUILDING PRODUCTS, I
909 W VISTA WAY

VISTA CA 92083
UNITED STATES
PO FAX 7607325845
PHONE 7607325826

SHIP TO : 1206 FREEPORT
160 E. SUNRISE HWY

FREEPORT NY 11520
UNITED STATES

FROM
BYO: 3 NORTHEAST
3096 HAMILTON BLVD

S. PLAINFIELD NJ 07080
UNITED STATES

PHN 7327521700

(STORE #: 1206)
P.O. NBR : 06976524
DEPT : 21 LUMBER
MKT NBR : 20 LONG ISLND
DC PEG NBR: 03900020
USER ID: HOT PO

ARRIVE ON : 06/03/2013
CANCEL BY : 06/14/2013
DISCOUNTS:
P.O. NOTE : RQST 67563703 - Eco Red Initial Host

SKU NBR	SKU DESCRIPTION	MBF COST	UNIT COST	EXT COST	ORD QTY	SUPPLIER PART #	UNIT	PACK
1000-007-930	2X4-96" ECO RED		3.8933	1,716.95	441	1000007930	EA	147
1000-007-989	2X4-10FT ECO RED		4.4734	1,972.77	441	1000007989	EA	147
1000-007-991	2X4-12FT ECO RED		5.4080	2,384.93	441	1000007991	EA	147
1000-007-992	2X6-10FT ECO RED		6.7300	1,817.10	270	1000007992	EA	90
1000-007-994	15/32 4X8 RTD SHTG 4 PLY-ECO RED		21.7920	3,595.68	165	1000007994	EA	33
1000-007-995	23/32" 4'X8' SIF T/G DF - ECO RED		31.7440	3,491.84	110	1000007995	EA	22

P.O.NBR 06976524 STR/DC: 1206 GROSS TOTAL COST: 14,979.27 TOTAL DISCOUNTS: 0.00 FINAL COST: 14,979.27
TOTAL RETL: 16,797.99

ALL TERMS AND CONDITIONS OF THE SUPPLIER BUYING AGREEMENT BETWEEN SUPPLIER AND THE HOME DEPOT ARE EXPRESSLY INCORPORATED HEREIN.

Page: 2 of 2

Date: 4/19/2013 12:04 PM

THE HOME DEPOT
PURCHASE ORDER

PAGE 1
04/19/2013

TO
SUPPLIER: 12473 ECO BUILDING PRODUCTS, I
909 W VISTA WAY

VISTA CA 92083
UNITED STATES
PO FAX 7607325845
PHONE 7607325826
(STORE #: 1216)

SHIP TO : 1216 VALLEY STREAM
101 GREEN ACRES ROAD

VALLEY STREAM NY 11581
UNITED STATES

FROM
BYO: 3 NORTHEAST
3096 HAMILTON BLVD

S. PLAINFIELD NJ 07080
UNITED STATES

PHN 7327521700

P.O. NBR : 16976524
DEPT : 21 LUMBER

MKT NBR : 20 LONG ISLND

DC PEG NBR: 03900020 USER ID: HOT PO

ARRIVE ON : 06/03/2013
CANCEL BY : 06/14/2013
P.O. NOTE : RQST 67563703 - Eco Red Initial Host

DISCOUNTS:

SKU NBR	SKU DESCRIPTION	MBF COST	UNIT COST	EXT COST	ORD QTY	SUPPLIER PART #	UNIT	PACK
1000-007-930	2X4-96" ECO RED		3.8933	1,716.95	441	1000007930	EA	147
1000-007-989	2X4-10FT ECO RED		4.4734	1,972.77	441	1000007989	EA	147
1000-007-991	2X4-12FT ECO RED		5.4080	2,384.93	441	1000007991	EA	147
1000-007-992	2X6-10FT ECO RED		6.7300	1,817.10	270	1000007992	EA	90
1000-007-994	15/32 4X8 RTD SHTG 4 PLY-ECO RED		21.7920	3,595.68	165	1000007994	EA	33
1000-007-995	23/32" 4'X8' SIF T/G DF - ECO RED		31.7440	3,491.84	110	1000007995	EA	22

P.O.NBR 16976524 STR/DC: 1216 GROSS TOTAL COST: 14,979.27 TOTAL DISCOUNTS: 0.00 FINAL COST: 14,979.27
TOTAL RETL: 16,797.99

ALL TERMS AND CONDITIONS OF THE SUPPLIER BUYING AGREEMENT BETWEEN SUPPLIER AND THE HOME DEPOT ARE EXPRESSLY INCORPORATED HEREIN.

From: The Home Depot

Page: 2 of 2

Date: 4/19/2013 12:04 PM From: The Home Depot Page: 2 of 2

THE HOME DEPOT
PURCHASE ORDER

PAGE 1
04/19/2013

TO
SUPPLIER: 12473 ECO BUILDING PRODUCTS, I
909 W VISTA WAY

VISTA CA 92083
UNITED STATES
PO FAX 7607325845
PHONE 7607325826

SHIP
TO : 1218 COPIAGUE
1101 SUNRISE HIGHWAY

COPIAGUE NY 11726
UNITED STATES

FROM
BYO: 3 NORTHEAST
3096 HAMILTON BLVD

S. PLAINFIELD NJ 07080
UNITED STATES

PHN 7327521700

(STORE #: 1218)
P.O. NBR : 18976524
DEPT : 21 LUMBER
MKT NBR : 20 LONG ISLND
DC PEG NBR: 03900020 USER ID: HOT PO

ARRIVE ON : 06/03/2013
CANCEL BY : 06/14/2013
DISCOUNTS:
P.O. NOTE : RQST 67563703 - Eco Red Initial Host

SKU NBR	SKU DESCRIPTION	MBF COST	UNIT COST	EXT COST	ORD QTY	SUPPLIER PART #	UNIT	PACK
1000-007-930	2X4-96" ECO RED		3.8933	1,716.95	441	1000007930	EA	147
1000-007-989	2X4-10FT ECO RED		4.4734	1,972.77	441	1000007989	EA	147
1000-007-991	2X4-12FT ECO RED		5.4080	2,384.93	441	1000007991	EA	147
1000-007-992	2X6-10FT ECO RED		6.7300	1,817.10	270	1000007992	EA	90
1000-007-994	15/32 4X8 RTD SHTG 4 PLY-ECO RED		21.7920	3,595.68	165	1000007994	EA	33
1000-007-995	23/32" 4'X8' SIF T/G DF - ECO RED		31.7440	3,491.84	110	1000007995	EA	22

P.O.NBR 18976524 STR/DC: 1218 GROSS TOTAL COST: 14,979.27 TOTAL DISCOUNTS: 0.00 FINAL COST: 14,979.27
TOTAL RETL: 16,797.99

ALL TERMS AND CONDITIONS OF THE SUPPLIER BUYING AGREEMENT BETWEEN SUPPLIER AND THE HOME DEPOT ARE EXPRESSLY INCORPORATED HEREIN.

**** END OF PURCHASE ORDER ****

THE HOME DEPOT
PURCHASE ORDER

PAGE 1
04/19/2013

TO
SUPPLIER: 12473 ECO BUILDING PRODUCTS, I
909 W VISTA WAY
VISTA CA 92083
UNITED STATES
PO FAX 7607325845
PHONE 7607325826
(STORE #: 4101)

SHIP TO : 4101 S PHILADELPHIA
1651 S COLUMBUS BLVD
PHILADELPHIA PA 19148
UNITED STATES

FROM
BYO: 3 NORTHEAST
3096 HAMILTON BLVD
S. PLAINFIELD NJ 07080
UNITED STATES
PHN 7327521700

P.O. NBR : 01979062
DC PEG NBR: 03900034 USER ID: HOT PO
DEPT : 21 LUMBER
MKT NBR : 34 PHIL/PA/NJ

ARRIVE ON : 06/03/2013
CANCEL BY : 06/14/2013
DISCOUNTS:
P.O. NOTE : RQST 67563703 - Eco Red Initial Host

SKU NBR	SKU DESCRIPTION	MBF COST	UNIT COST	EXT COST	ORD QTY	SUPPLIER PART #	UNIT	PACK
1000-007-930	2X4-96" ECO RED		3.8933	1,716.95	441	1000007930	EA	147
1000-007-989	2X4-10FT ECO RED		4.4734	1,972.77	441	1000007989	EA	147
1000-007-991	2X4-12FT ECO RED		5.4080	2,384.93	441	1000007991	EA	147
1000-007-992	2X6-10FT ECO RED		6.7300	1,817.10	270	1000007992	EA	90
1000-007-994	15/32 4X8 RTD SHTG 4 PLY-ECO RED		21.7920	3,595.68	165	1000007994	EA	33
1000-007-995	23/32" 4'X8' SIF T/G DF - ECO RED		31.7440	3,491.84	110	1000007995	EA	22

P.O.NBR 01979062 STR/DC: 4101 GROSS TOTAL COST: 14,979.27 TOTAL DISCOUNTS: 0.00 FINAL COST: 14,979.27
TOTAL RETL: 16,797.99

ALL TERMS AND CONDITIONS OF THE SUPPLIER BUYING AGREEMENT BETWEEN SUPPLIER AND THE HOME DEPOT ARE EXPRESSLY INCORPORATED HEREIN.

Date: 4/19/2013 12:04 PM
From: The Home Depot
Page: 2 of 2

Date: 4/19/2013 12:04 PM
From: The Home Depot

THE HOME DEPOT
PURCHASE ORDER

PAGE 1
04/19/2013

TO
SUPPLIER: 12473 ECO BUILDING PRODUCTS, I
909 W VISTA WAY

VISTA CA 92083
UNITED STATES
PO FAX 7607325845
PHONE 7607325826
(STORE #: 4114)
P.O. NBR : 14979062
DEPT : 21 LUMBER

SHIP
TO : 4114 UPPER DARBY
5342 W BALTIMORE PIKE

PRIMOS-SECANE PA 19018
UNITED STATES

MKT NBR : 34 PHIL/PA/NJ

FROM
BYO: 3 NORTHEAST
3096 HAMILTON BLVD

S. PLAINFIELD NJ 07080
UNITED STATES

PHN 7327521700

DC PEG NBR: 03900034 USER ID: HOT PO

ARRIVE ON : 06/03/2013
CANCEL BY : 06/14/2013
P.O. NOTE : RQST 67563703 - Eco Red Initial Host

DISCOUNTS:

SKU NBR	SKU DESCRIPTION	MBF COST	UNIT COST	EXT COST	ORD QTY	SUPPLIER PART #	UNIT	PACK
1000-007-930	2X4-96" ECO RED		3.8933	1,716.95	441	1000007930	EA	147
1000-007-989	2X4-10FT ECO RED		4.4734	1,972.77	441	1000007989	EA	147
1000-007-991	2X4-12FT ECO RED		5.4080	2,384.93	441	1000007991	EA	147
1000-007-992	2X6-10FT ECO RED		6.7300	1,817.10	270	1000007992	EA	90
1000-007-994	15/32 4X8 RTD SHTG 4 PLY-ECO RED		21.7920	3,595.68	165	1000007994	EA	33
1000-007-995	23/32' 4'X8' SIF T/G DF - ECO RED		31.7440	3,491.84	110	1000007995	EA	22

P.O.NBR 14979062 STR/DC: 4114 GROSS TOTAL COST: 14,979.27 TOTAL DISCOUNTS: 0.00 FINAL COST: 14,979.27
TOTAL RETL: 16,797.99

ALL TERMS AND CONDITIONS OF THE SUPPLIER BUYING AGREEMENT BETWEEN SUPPLIER AND THE HOME DEPOT ARE EXPRESSLY INCORPORATED HEREIN.

**** END OF PURCHASE ORDER ****

Page: 2 of 2

THE HOME DEPOT
PURCHASE ORDER

PAGE 1
04/19/2013

TO
SUPPLIER: 12473 ECO BUILDING PRODUCTS, I
909 W VISTA WAY
VISTA CA 92083
UNITED STATES
PO FAX 7607325845
PHONE 7607325826
(STORE #: 1256)
P.O. NBR : 56987494
DEPT : 21 LUMBER

SHIP
TO : 1256 CROPSEY
2970 CROPSEY AVENUE
BROOKLYN NY 11214
UNITED STATES

FROM
BYO: 3 NORTHEAST
3096 HAMILTON BLVD
S. PLAINFIELD NJ 07080
UNITED STATES

PHN 7327521700

DC PEG NBR: 03900116 USER ID: HOT PO

MKT NBR : 116 NEWYK CITY

ARRIVE ON : 06/03/2013
CANCEL BY : 06/14/2013
P.O. NOTE : RQST 67563703 - Eco Red Initial Host

DISCOUNTS:

SKU NBR	SKU DESCRIPTION	MBF COST	UNIT COST	EXT COST	ORD QTY	SUPPLIER PART #	UNIT	PACK
1000-007-930	2X4-96" ECO RED		3.8933	1,716.95	441	1000007930	EA	147
1000-007-989	2X4-10FT ECO RED		4.4734	1,972.77	441	1000007989	EA	147
1000-007-991	2X4-12FT ECO RED		5.4080	2,384.93	441	1000007991	EA	147
1000-007-992	2X6-10FT ECO RED		6.7300	1,817.10	270	1000007992	EA	90
1000-007-994	15/32 4X8 RTD SHTG 4 PLY-ECO RED		21.7920	3,595.68	165	1000007994	EA	33
1000-007-995	23/32" 4'X8' SIF T/G DF - ECO RED		31.7440	3,491.84	110	1000007995	EA	22

P.O.NBR 56987494 STR/DC: 1256 GROSS TOTAL COST: 14,979.27 TOTAL DISCOUNTS: 0.00 FINAL COST: 14,979.27
TOTAL RETL: 16,797.99

ALL TERMS AND CONDITIONS OF THE SUPPLIER BUYING AGREEMENT BETWEEN SUPPLIER AND THE HOME DEPOT ARE EXPRESSLY INCORPORATED HEREIN.

Date: 4/19/2013 12:04 PM From: The Home Depot Page: 2 of 2